UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Bayshore Capital LLC

53 Palmeras Street, Suite 601

San Juan, Puerto Rico 00901

410-770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,670,650
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,670,650
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,670,650(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(1)
14	TYPE OF REPORTING PERSON OO

[1]	Based on 173,342,334 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3/A, filed on February 14, 2023, plus 2,157,006 shares of Common Stock issued to Bayshore Capital LLC on February 28, 2023 upon the automatic conversion of the Convertible Note (defined below). Aggregate amount beneficially owned includes 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,920,650
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,920,650
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,920,650 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(2)
14	TYPE OF REPORTING PERSON IN

[2]

Based on 173,342,334 shares of Common Stock of the Issuer issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3/A, filed on February 14, 2023, plus 2,157,006 shares of Common Stock issued to Bayshore Capital LLC on February 28, 2023 upon the automatic conversion of the Convertible Note (defined below). Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Amendment (“Amendment”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022 and Amendment No. 4 thereto, filed with the Commission on October 14, 2022, the Amendment thereto, filed with the Commission on December 16, 2022 and Amendment No. 1 thereto, filed with the Commission on February 6, 2023 (as amended, the “Original Schedule 13D”) and is filed by (i) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), and (ii) Mr. Bryan Pascual (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

This Amendment is being filed to disclose the conversion of the Convertible Note (as defined below).

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On November 25, 2022, Bayshore purchased from the Issuer a Convertible Promissory Note with an aggregate original principal amount of $853,912.33 (as subsequently amended, the “Convertible Note”) in a privately negotiated transaction as part of a private placement exempt from registration under the Securities Act of 1933, as amended. As amended, the Convertible Note accrued annual interest at a rate of 4% and was automatically convertible into equity securities of the Issuer on the third business day (the “Conversion Date”) following the date on which stockholder approval of an increase in the Issuer’s authorized Common Stock is obtained (the “Stockholder Approval”) at a conversion price equal to the lowest price per share paid by investors purchasing equity securities in any sale of equity securities by the Issuer between the issuance date of the Convertible Note and the Conversion Date with an aggregate gross sales price of not less than $5 million, subject to certain exclusions set forth in the Convertible Note (a “Qualified Financing”). On February 23, 2023, the Issuer received the Stockholder Approval and on February 28, 2023, the entire aggregate principal amount of the Convertible Note and approximately $8,890 of accrued but unpaid interest thereon was converted into an aggregate of 2,157,006 shares of Common Stock based on a conversion price of $0.40, which represents the lowest price per share paid by investors in a Qualified Financing.

References to, and a description of, the Convertible Note set forth above are qualified in their entirety by reference to the full text of the Convertible Note, which is filed as Exhibit 1 hereto, and is incorporated into this Schedule 13D by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

References to percentage ownerships of the Common Stock in this Schedule 13D are based on Based on 173,342,334 shares of Common Stock of the Issuer issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3/A, filed on February 14, 2023, plus 2,157,006 shares of Common Stock issued to Bayshore on February 28, 2023 upon the automatic conversion of the Convertible Note.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 6

(a) and (b)

(i)	As of the date of this Amendment, Bayshore may be deemed to be the beneficial owner of 19,670,650 shares of the Common Stock (approximately 11.1% of the Common Stock), which it holds directly.

Bayshore may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(ii)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 19,920,650 shares of the Common Stock (approximately 11.2% of the Common Stock). Of such 19,920,650 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 19,670,650 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Convertible Preferred Stock held by the BJP Revocable Trust were convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole voting and dispositive power with respect to the 19,920,650 shares of the Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 2	Amended and Restated Convertible Promissory Note, dated as of January 30, 2023, by and between Bayshore Capital LLC and TeraWulf Inc.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023

BAYSHORE CAPITAL LLC

By:	/s/ Bryan Pascual
Bryan Pascual
Chief Executive Officer, President, Secretary

By:	/s/ Bryan Pascual
Bryan Pascual

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).